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EXHIBIT (a)(1)(ii)

FORM OF COVER LETTER TO ELIGIBLE PARTICIPANTS
REGARDING THE OFFER TO PURCHASE SPECIFIED OPTIONS

[CELESTICA LETTERHEAD]

To:    Eligible Celestica Stock Option Exchange Holders:

The purpose of this letter is to notify you that the Tender Offer has now been filed with the U.S. Securities and Exchange Commission and the Option Exchange Program is officially open as of June 13th, 2005.

The offer to purchase your options is being made upon the terms and subject to the conditions of the Offer to Purchase Specified Options and attached Letter of Transmittal (election form). The Offer to Purchase Specified Options contains information about the offer including a detailed set of questions and answers. Please read the materials carefully because they contain important information about how you may participate in the option exchange program and the cash consideration you will be eligible to receive if you decide to participate.

This is a voluntary program. We make no recommendation as to whether or not you should tender your options. Each eligible participant must make his or her own decision. If you do not accept the Tender Offer, or if we do not accept any options tendered for purchase, you will keep all of your current options and they will not be cancelled by us and you will not receive any payment from us.

ACTION REQUIRED

Print off the attached Letter of Transmittal (election form), complete it, and return it to your site HR contact by no later than July 11, 2005, at 5:01pm EDT, whether you choose to participate in the program or not. The English version of the Letter of Transmittal (election form) is attached below.

The Offer to Purchase Specified Options, the procedures to submit the Letter of Transmittal, a list of all site HR contacts and translated copies of the Letter of Transmittal (election form), can all be found on the Option Exchange Intranet site: http://clsdb01.ca-chq.celestica.com/global/comm/homepage/corp_hr_hp.nsf

If after you complete and submit your election form accepting the Tender Offer, you change your mind, and if it is prior to the termination of the Tender Offer, you can complete and submit an 'Offer to Withdraw' form, which can also be found on the Option Exchange Intranet site. Once you have submitted the 'Offer to Withdraw' form prior to the termination of the Tender Offer, you will keep all of your current options and they will not be cancelled by us and you will not receive any payment from us.

The option exchange offer opened on June 13th and is expected to end on July 11th, 2005, at 5:01pm EDT. Please note that the tender offer materials contain time-sensitive deadlines. As stated in the materials, your Letter of Transmittal (election form) must be received by Celestica prior to 5:01 p.m., EDT, on July 11, 2005 if you want to tender your options for payment.

As per previous communications, you should have already received an overview package which included information to help you better understand the opportunity that we're making available to all eligible option holders. If you did not receive an information package or are missing any documents, you should contact your site HR contact or go to the Option Exchange Intranet site.

Any other questions or concerns can be forwarded to your site HR contact or Towers Perrin:

    Telephone: Canada, US: 877-480-3585
    Mexico: 001-800-514-3585
    All other geographies: + 44 870-161-6613
    Fax: + 44 117-984-4622
    E-mail: Canada, US & Mexico: celesticana@towers.com
    All other geographies: celesticastock@towers.com

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FORM OF COVER LETTER TO ELIGIBLE PARTICIPANTS REGARDING THE OFFER TO PURCHASE SPECIFIED OPTIONS